Compugen Ltd. • 72 Pinchas Rosen St. Tel-Aviv 69512 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

January 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jeffrey Riedler, Assistant Director

Re:	Compugen Ltd. Form F-3 Filed January 11, 2011 File No. 333-171655

Dear Mr. Riedler:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of Compugen Ltd. (the “Company”) be accelerated so that it will become effective on January 21, 2011 at 3:00 p.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard H. Gilden of Kramer Levin Naftalis & Frankel LLP, corporate counsel to the Company, at (212) 715-9486 upon the Registration Statement’s becoming effective.

Sincerely,

COMPUGEN LTD.

By: /s/ Rachel Bart
Name: Rachel Bart
Title:   General Counsel